NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)
April 4, 2016
Canada: TSX: KLS
United States: NYSE MKT: KIQ

DISTRIBUTION AGREEMENT WITH MGM

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) is pleased to announce that it has entered into a products distribution agreement with Metal Goods Manufacturing Company, Inc. (“MGM”), headquartered in Bartlesville, Oklahoma. MGM, established in 1938, designs and manufactures check valves, fittings, magnetic gauging devices and control valves used in the rail, pipeline and natural gas industries.

Buz McAbery, President of MGM, comments that, “MGM is very pleased to establish this close relationship with Kelso because Kelso is an experienced designer, manufacturer and marketer of AAR approved products with an established high quality brand in railroad. They understand the regulatory complexities associated with being a rail supplier. We look forward to growing with Kelso and working with them to identify additional innovative product development opportunities.” James R. Bond comments that, “We are very pleased with this arrangement with MGM. It is another key step in our strategic plans to grow our revenues and profits from additional product sales per tank car. Kelso’s objective is to provide the advantages of a one-stop-supply source to our customers streamlining and simplifying their equipment procurement processes. We recognize the high quality of MGM’s products and the value they provide to the tank car industry. Kelso will proudly market and develop their product lines in conjunction with our own.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the distribution agreement with MGM is another key step in our strategic plans to grow our revenues and profits from additional product sales per tank car, and that we will market and develop MGM’s products. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; we may not be successful in marketing MGM’s products; new hazardous material regulations and laws may not come into effect when expected, or at all; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com